Via Facsimile and U.S. Mail
Mail Stop 6010


December 21, 2005


Mr. Dan Farrow
Chief Financial Officer
14 Hostmoor Avenue
March, Cambridgeshire
United Kingdom, PE15 0AX

Re:	BioProgress PLC
	Form 20-F for the Fiscal Year Ended December 31, 2004
	File No. 000-50994


Dear Mr. Farrow:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 55

1. We note your assertion here that the disclosure controls and procedures "were not necessarily adequate to ensure" that all material information was being identified. Please explain to us what resulted in these deficiencies and how your addressed these issues.
Further explain to us why you did not include such a discussion in the current document to allow an investor to understand what this means and how it impacts your operations.

*    *    *    *

       Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Dan Farrow
BioProgress PLC
December 21, 2005
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